UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Wellington Underwriting plc

(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)
Catlin Group Limited

(Name of Person(s) Furnishing Form)
Ordinary Shares

(Title of Class of Subject Securities)
Ordinary Shares ISIN GB0009474080

(CUSIP Number of Class of Securities (if applicable)
Heather Thomas — General Counsel and Company Secretary
88 Leadenhall Street
London EC3A 3BA
England
Telephone: +44 207 944 0242

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and
Communications on Behalf of Subject Company)
Copies to:
Charles Rix
Lovells
Atlantic House
Holborn Viaduct
London EC1A 2FG
England
Telephone: +44 207 296 5425
November 25, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
The following documents are attached as exhibits to this Form CB:
Item 1. Home Jurisdiction Documents
Exhibit
Number
99.1*	Offer Document setting out the full terms and conditions of the recommended offer by Catlin Group Limited (the “Company”) for the whole of the issued and to be issued ordinary share capital of Wellington Underwriting plc (the “Offer”), dated November 24, 2006, together with the Form of Acceptance and Election.

99.2*	Prospectus prepared by the Company in connection with the new common shares to be issued by the Company in connection with the Offer, dated November 24, 2006.
Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the documents submitted with this form, to the extent applicable.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.3*	RNS announcement of the Company: Recommended Offer by Catlin Group Limited for Wellington Underwriting plc. - Publication of Documents, dated November 24, 2006.

99.4*	RNS announcement of the Company: Recommended Offer by Catlin Group Limited for Wellington Underwriting plc. - Offer Document, dated November 25, 2006.

99.5	RNS announcement 2 - No Delaware approval received by First Closing Date and Offer update, dated December 19, 2006.

99.6	RNS announcement 3 - Delaware approval received on Monday 18th and able to go unconditional as to acceptance on evening 18th December, dated December 18, 2006.
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X has been filed by Catlin Group Limited with the Securities and Exchange Commission on November 27, 2006.
*Previously furnished to the United States Securities and Exchange Commission as an exhibit to Form CB on November 27, 2006.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATLIN GROUP LIMITED

By:	/s/ Daniel Primer

Name: Daniel Primer
Title: General Counsel and Company Secretary

Date: December 19, 2006

CERTIFIED RESOLUTION OF A MEETING OF THE BOARD OF
DIRECTORS
CATLIN GROUP LIMITED
(the “Company”)
At a meeting of the Board of Directors of the Company held on 26 October 2006 at 8.00 a.m. at the offices of Debevoise & Plimpton LLP, 21 avenue George V, 75008, Paris, convened to consider the terms of a proposed offer (the “Offer”) to be made by the Company for the whole of the issued and to be issued ordinary share capital of Wellington Underwriting plc, the following resolution was duly passed:
10.	REGULATORY FILINGS
Without prejudice to the appointment of the Special Committee at minute 8 above IT WAS RESOLVED that Daniel Primer, Group Legal Counsel and Company Secretary of the Company, be authorised to approve the content and issue of any submission to regulatory authorities with regard to the Offer and to execute and deliver the same on behalf of the Company as may be required.
Certified this 23 day of November 2006

/s/ Debevoise & Plimpton LLP
Debevoise & Plimpton LLP